Emerge Energy Services LP

1400 Civic Place, Suite 250

Southlake, Texas 76092

November 21, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:	Emerge Energy Services LP (f/k/a Emergent Energy Services LP)
Amendment No. 2 to
Confidential Draft Registration Statement on Form S-1
Submitted October 1, 2012
CIK No. 0001550863

Ladies and Gentlemen:

Set forth below are the responses of Emerge Energy Services LP, a Delaware limited partnership (hereafter “us,” “we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 18, 2012 with respect to the Partnership’s amended confidential draft registration statement on Form S-1 submitted to the Commission on October 1, 2012 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR our fourth confidential draft submission of the Registration Statement (“Submission No. 4”).  At the request of the Staff, we are also submitting a pdf file of a marked copy of Submission No. 4 showing all changes made to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the un-marked copy of Submission No. 4, unless otherwise indicated.

Form S-1/A

Summary, page 1

Sand Segment Overview, page 1

Securities and Exchange Commission

1.                                      Please disclose the date of the Freedonia Group research information you cite.

Response:  We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see the revised disclosure on page 2.

2.                                      We note your response to prior comment 1 from our letter dated August 17, 2012. While you have provided supplementally information as to the coarseness of your reserves, the only information you cite to as to how this compares “relative to other Wisconsin-based frac sand manufactures” is contained in one paragraph of a February 9, 2012 report by PropTester®, Inc. and KELRIK, LLC. In this regard, the language you cite appears to speak about deposits in the St. Peter, Jordan and Wonewoc formations generally, and does not appear to provide sufficient information to support your disclosure as to the relative coarseness of your competitors’ reserves. Please revise your disclosure accordingly.

Response:  We acknowledge the Staff’s comment and, further to our telephone conversation with a member of the Staff on October 22, 2012, have revised the Registration Statement accordingly.  Please see the disclosure on pages 3, 9, 159 and 163.

The Offering, page 19

Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2013, page 62

3.                                      In response to prior comment 2 from our letter dated August 17, 2012, you revised your disclosure to state that Insight Equity is deemed to be an underwriter with respect to the over-allotment shares. However, in this amendment you also disclose that the net proceeds on any such shares will be paid to Insight Equity “and other private investors.” Please revise to name all other private investors as underwriters with respect to over-allotment shares as to which they receive proceeds.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that we have revised our transaction structure so that the proceeds from the exercise of the underwriters’ option will not be used to redeem common units from Insight Equity and other private investors.   Under our proposed structure, any over-allotment common units purchased by the underwriters pursuant to the over-allotment option will be issued by the Partnership, with the proceeds of such sales to be later distributed to Insight Equity and the private investors. If the underwriters do not exercise their over-allotment option in full, then any remaining over-allotment common units will be issued to Insight and the private investors. Please see the revised disclosure on pages 15, 20, 21, 65, 73 and 255, which includes some form of the following:

The number of common units described as being issued to Insight Equity and certain other private investors in connection with the offering includes common units that will be issued at the expiration of the over-allotment option to purchase additional common units, assuming that the underwriters do not exercise their option.  Any exercise of the underwriters’ option to purchase additional common units would correspondingly reduce the

Securities and Exchange Commission

number of common units being issued to Insight Equity and the other private investors. All of the net proceeds from any exercise of the underwriters’ option will be used to make an additional cash distribution to Insight Equity and the other private investors.  Any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Insight Equity and the other private investors at the expiration of the option period, and we will not receive additional consideration from them for the issuance to them of these units.

Accordingly, we do not believe that Insight Equity or any of the other private investors should be considered an underwriter with respect to this offering.

Financial Statements

Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

4.                                      It does not appear that all pro forma totals presented are clerically accurate. For example, please refer to the total presented for pro forma goodwill.

Response:  We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see the disclosure on page F-4.

Superior Silica Holdings LLC Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies, page F-46

Mineral resources, net, page F-49

5.                                      We note your response to comment 10 in our letter dated August 17, 2012 and the related revisions to your disclosure. Your revised policy disclosure states that drilling and related costs are capitalized in connection with the conversion of non-reserve minerals to proven and probable reserves when the benefit is to be realized over a period greater than one year. It does not appear that the capitalization of these types of costs is appropriate. Please provide us with additional information supporting this aspect of your cost capitalization policy.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that, consistent with EITF Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry (pre-codification) (“EITF 04-6”), we capitalize our mine development costs.

EITF 04-6 provides, “In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. The costs of removing overburden and waste materials are referred to as ‘stripping costs.’  During the development of a mine (before production begins), it is generally accepted in practice that

Securities and Exchange Commission

stripping costs are capitalized as part of the depreciable cost of building, developing, and constructing the mine. Those capitalized costs are typically amortized over the productive life of the mine using the units of production method.”

We use the straight-line method to amortize these capitalized costs, which approximates the units of production method.  We have, however, revised our disclosure to clarify this point.  Please see the disclosure on pages F-34 and F-50.

AEC Holdings, LLC Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

Note 5. Commitments and Contingencies, page F-69

Litigation, page F-70

6.                                      We note you disclose that management does not believe that a liability is reasonably ascertainable with regard to the matter described here and on page 167 of your submission. Please tell us whether this language is meant to convey that the amount of loss cannot be reasonable estimated and, if so, please revise your disclosure. Refer to FASB ASC 450-20-25-2.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that the referenced language is intended to convey that the amount of loss is not reasonably ascertainable, and have revised our disclosure accordingly.  Please see the disclosure on pages 187 and F-72.

Exhibits

7.                                      Please note that any comments relating to your requests for confidential treatment will be provided in a separate letter.

Response:  We respectfully acknowledge the Staff’s comment.

Securities and Exchange Commission

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Ryan Maierson at (713) 546-7420.

Very truly yours,

EMERGE ENERGY SERVICES LP

By:	Emerge Energy Services GP LLC,
its General Partner

By:	/s/ Richard J. Shearer
Rick Shearer
Chief Executive Officer

cc:	Ryan J. Maierson (Issuer’s counsel)
Alan Beck (Underwriter’s counsel)
Kathryn S. Wilson (Underwriter’s counsel)